Exhibit 99.1

NEWS RELEASE

STRATASYS ANNOUNCES 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

EDEN PRAIRIE, Minn. & REHOVOT, Israel, July 4, 2023— (BUSINESS WIRE)— Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”) today announced that it will hold its 2023 Annual General Meeting of Shareholders (the “Meeting”) on Tuesday, August 8, 2023, at 3:00 p.m. Israel time, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for shareholders entitled to vote at the Meeting is Wednesday, July 5, 2023.

The agenda for the Meeting is as follows:

1.	Re-election or initial election (as applicable) to Stratasys’ board of directors (the “Board”), to serve as directors for the period from the Meeting until Stratasys’ 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of either:

(a) a slate of eight individuals nominated by Stratasys’ Board, consisting of Messrs. S. Scott Crump (a current Stratasys Board member), John J. McEleney (a current Stratasys Board member), Dov Ofer (a current Stratasys Board member), David Reis (a current Stratasys Board member), Michael Schoellhorn (a current Stratasys Board member) and Yair Seroussi (a current Stratasys Board member), and Mses. Ziva Patir (a current Stratasys Board member) and Adina Shorr (a current Stratasys Board member) (collectively, the “Stratasys Slate”); or

(b) a slate of seven individuals nominated by Stratasys’ shareholder, Nano Dimension Ltd. (“Nano”), consisting of Messrs. Yoav Stern (Nano’s Chief Executive Officer), Nick Geddes (Nano’s Chief Technology Officer), Hanan Gino (Nano’s Chief Product Officer and Head of Strategic M&A), Zeev Holtzman (a former Stratasys director), Zivi Nedivi (Nano’s President) and Tomer Pinchas (Nano’s Chief Operating Officer), and Ms. Yael Sandler (Nano’s Chief Financial Officer) (collectively, the “Nano Slate”).

2.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2023 and for the additional period until the Company’s 2024 annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

Stratasys’ Board unanimously recommends that Stratasys’ shareholders vote “FOR” (a) in respect of Proposal 1, the re-election of the Stratasys Slate (i.e., the eight current members of Stratasys’ Board), and (b) Proposal 2.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals, and, in the case of Proposal 1, is needed for the election of the applicable slate of directors. For purposes of Proposal 1, a vote can only be cast “FOR” the Stratasys Slate or “FOR” the Nano Slate, and there will be no votes cast “AGAINST” either slate. The slate of nominees receiving a majority of the votes cast “FOR” on Proposal 1 (excluding abstentions and broker non-votes) will be deemed elected by the shareholders.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2022 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Additional Information Concerning the Annual Meeting and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders a proxy statement describing in detail the proposals to be addressed at the Meeting and the background to the proposals, and providing additional logistical information related to the Meeting, the procedure for voting by proxy, and various other information related to the Meeting, along with a proxy card or voting instruction form enabling Stratasys’ shareholders to indicate their vote on each matter or instruct their brokers or other nominees how to vote on each matter (as applicable). The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to the Company’s Chief Communications Officer and VP, Investor Relations, Yonah Lloyd, at the email address provided below. This press release is also available on the Stratasys website at www.stratasys.com. Investors should read the proxy statement carefully before making any voting decisions.

In order to vote, if you are a record shareholder or a street holder (i.e., you hold your shares through a bank, broker or other nominee) and receive a physical proxy card or voting instruction form, respectively, you may complete and sign it and send it in to Broadridge, our agent for tallying the votes for the Meeting, in the envelope to be enclosed, Whether you are a record shareholder or a street holder, you may also vote or provide voting instructions to your bank, broker or nominee online (at www.proxyvote.com) or via telephone, In all such cases, your vote must be received by 11:59 p.m., Eastern time, on Monday, August 7, 2023. If you are a record shareholder and send in your proxy card directly to our registered Israeli office, it must be received at least four hours prior to the appointed time for the Meeting (i.e., 11:00 a.m., Israel time, on Tuesday, August 8, 2023).

The final day on which notice may be submitted to Stratasys pursuant to Section 66(b) of the Israeli Companies Law, 5759-1999 and Section 5A(a) of the Companies Regulations (Notices and Announcements of General Meetings and Class Meetings in Public Companies and Additions of Agenda Items, 5760-2000) promulgated thereunder, shall be July 11, 2023. Any shareholder submitting such a notice should send it to the Company’s Israeli offices, 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, Attention: Chief Legal Officer, Ms. Vered Ben-Jacob, email: Vered.BenJacob@stratasys.com. To the extent that the Board determines to amend the notice of the Meeting as a result of any such submission, the Company will publish an updated notice with respect to the Meeting, no later than July 18, 2023, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

Participants in the Solicitation

Stratasys and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Meeting. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. You may obtain free copies of these documents from Stratasys using the sources indicated above.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Concerning the Proposed Merger with Desktop Metal

In connection with the proposed merger transaction between Stratasys and Desktop Metal, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Stratasys Investor Relations
Yonah Lloyd
CCO, Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Released July 4, 2023

3